UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ARC Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03879T108

(CUSIP Number)

Seenu G. Kasturi

6327-4 Argyle Forest Blvd.
Jacksonville, FL 32244

(904) 741-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T108	Schedule 13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,343,796
	8.	SHARED VOTING POWER 911
	9.	SOLE DISPOSITIVE POWER 3,343,796
	10.	SHARED DISPOSITIVE POWER 911
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,707
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.48%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03879T108	Schedule 13D/A	Page 3 of 6 Pages

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2013 (as amended to date, the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person purchased 788,502 shares of Common Stock through a combination of open market and private transactions for an aggregate purchase price of $426,642. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On February 27, 2014, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person purchased 206,061 shares of Common Stock from the Issuer for a purchase price of $340,000. The Reporting Person paid for the shares of Common Stock through the issuance of a promissory note to the Issuer. The promissory note was paid in full by the Reporting Person in March 2015 in cash out of personal funds.

On April 1, 2017 and July 1, 2017, the Reporting Person was granted 10,537 and 16,823 shares of Common Stock, respectively, by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer. The Reporting Person did not pay any cash or other consideration to the Issuer for the shares of Common Stock.

On July 21, 2017, the Reporting Person entered into a securities purchase agreement with Paradise on Wings Franchise Group, LLC (“Paradise on Wings”) pursuant to which the Reporting Person purchased 235,295 shares of Common Stock from Paradise on Wings for a purchase price of $117,500. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On July 31, 2017, the Reporting Person into a securities purchase agreement with William D. Leopold II pursuant to which the Reporting Person purchased 2,647,144 shares of Common Stock from Mr. Leopold for a purchase price of $555,670. The Reporting Person borrowed $225,850.74 from the Kasturi Children’s Trust (the “Trust”) to pay for the shares of Common Stock. The Reporting Person issued a promissory note to the Trust in the amount of $225,850.74. The Reporting Person also entered into a stock pledge and security agreement with the Trust pursuant to which the shares of Common Stock were pledged as collateral to secure the Reporting Person’s payment and performance under the promissory note issued to the Trust. The promissory note and stock pledge and security agreement have customary default provisions. The Reporting Person paid the remaining $329,819.26 of the purchase price in cash out of personal funds.

The foregoing descriptions of the securities purchase agreements, promissory notes and stock pledge and security agreement do not purport to be complete and are qualified in their entirety by reference to the securities purchase agreements, promissory notes and stock pledge and security agreement, copies of which are attached hereto as exhibits to this Schedule 13D and incorporated by reference herein.

CUSIP No. 03879T108	Schedule 13D/A	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person may be deemed to beneficially own 3,344,707 shares of Common Stock, representing 48.48% of the outstanding shares of Common Stock. The Reporting Person directly owns 3,343,796 shares of Common Stock and may be deemed to beneficially own 911 shares of Common Stock owned by Blue Victory Holdings, Inc., a company for which the Reporting Person serves as the Chief Executive Officer and in which the Reporting Person owns 90% of the outstanding equity interests. The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 6,899,824 shares of Common Stock outstanding on August 15, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2017.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 3,343,796 shares of Common Stock, and may be deemed to have the shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 911 shares of Common Stock directly owned by Blue Victory Holdings.

(c)	On July 1, 2017, the Reporting Person was granted 16,823 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer.

On July 1, 2017, the Reporting Person transferred 27,360 shares of Common Stock via gift to a third party in a private transaction.

On July 21, 2017, the Reporting Person purchased 235,295 shares of Common Stock from Paradise on Wings for $117,500, or approximately $0.50 per share, in a private transaction.

On August 23, 2017, the Reporting Person purchased 2,647,144 shares of Common Stock from William D. Leopold II for $555,670, or approximately $0.21 per share, in a private transaction.

On August 23, 2017, the Reporting Person purchased 16,500 shares of Common Stock for $16,426, or approximately $1.00 per share, on the open market.

CUSIP No. 03879T108	Schedule 13D/A	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Securities Purchase Agreement, dated February 27, 2014, by and between American Restaurant Concepts, Inc. and Seenu G. Kasturi (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014)

99.2	Promissory Note, dated February 27, 2014, issued by Seenu G. Kasturi in favor of American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014)

99.3	Securities Purchase Agreement, dated July 21, 2017, by and between Seenu G. Kasturi and Paradise on Wings Franchise Group, LLC.

99.4	Securities Purchase Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and William D. Leopold II.

99.5	Promissory Note, dated August 23, 2017, issued by Seenu G. Kasturi in favor of the Kasturi Children’s Trust.

99.6	Stock Pledge and Security Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and the Kasturi Children’s Trust.

CUSIP No. 03879T108	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

/s/ Seenu G. Kasturi
Seenu G. Kasturi